Exhibit 99.1

NEWS RELEASE

For Immediate Release

January 10, 2008
AINSWORTH LUMBER CO. LTD. (TSX: ANS)

AINSWORTH ANNOUNCES PRODUCTION CURTAILMENTS AT THREE OSB MILLS

Ainsworth Lumber Co. Ltd. today announced that it will curtail operations at its oriented strand board (OSB) mill in Cook, Minnesota on January 16th due to reduced customer demand.  Log deliveries will continue to be accepted during this closure.  Ainsworth will be re-evaluating the closure at the end of January.  The Cook mill has an annual production capacity of approximately 440 million square feet (3/8” basis).

Ainsworth also announced that its OSB mills at Grande Prairie, Alberta and 100 Mile House, BC will be closed for scheduled maintenance.  The Grande Prairie mill’s closure is planned for January 28th through February 3rd and the 100 Mile House mill’s closure is planned for February 11th through February 19th.  The Grande Prairie and 100 Mile House mills have annual production capacities of 665 million square feet (3/8” basis) and 425 million square feet respectively.

For further information please contact:

Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca

Contact:
Bruce Rose, Corporate Development
bruce.rose@ainsworth.ca